Exhibit 99.4

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi and Abbott partner to integrate glucose sensing and insulin delivery technologies to help change the way diabetes is managed

*	Collaboration aims to provide a connected device experience for millions of people living with diabetes using insulin

*	Two world leaders in diabetes work together to drive meaningful change in care

PARIS and ABBOTT PARK, ILL. – September 16, 2019 – Sanofi and Abbott are partnering to integrate glucose sensing and insulin delivery technologies that would help to further simplify how people with diabetes manage their condition. The two companies will take an innovative approach to connected care by developing tools that combine the revolutionary FreeStyle Libre technology with insulin dosing information for future smart pens, insulin titration apps and cloud software.

“For close to a century, Sanofi has been supporting those living with diabetes through our rich portfolio of medicines. This strategic relationship with Abbott is representative of the next evolution of our commitment for better diabetes care by incorporating digital tools into the daily life of people living with diabetes,” said Gustavo Pesquin, Senior Vice President Global Diabetes and Cardiovascular Franchise at Sanofi. “By partnering with Abbott, we are a step closer to realizing our connected ecosystem, which would help improve control and the quality of life decision cycle for patients through individualized glycemic management of diabetes.”

The non-exclusive collaboration will initially enable data sharing, at the consent of the user, between Abbott’s FreeStyle Libre mobile app and cloud software and Sanofi’s connected insulin pens, apps and cloud software that are currently in development. This data sharing will enable both people with diabetes and their doctors to make better informed treatment decisions around medication, nutrition and lifestyle.

“As the global leader in continuous glucose monitoring, we see a significant opportunity to impact the health of millions of people living with diabetes by developing new tools and connectivity with Sanofi, a leader in the insulin space,” said Jared Watkin, Senior Vice President, Diabetes Care, Abbott. “Diabetes can be overwhelming as it is an information-rich condition with various streams of data from multiple devices. Building a digital ecosystem around FreeStyle Libre simplifies the user experience by consolidating how people get their data – both through offering Abbott’s digital health tools and by working with other diabetes and technology leaders.”

Sanofi is currently working to provide connected pens, apps and cloud software that will be compatible with the FreeStyle Libre system and its compatible digital health tools. The two companies aim to bring this to people with diabetes within the next few years, pending local regulatory approvals.

About the Abbott FreeStyle Libre System

Abbott’s FreeStyle Libre, the #1 sensor-based glucose monitoring system used worldwide,i reads glucose levels through a sensor that can be worn on the back of the upper arm eliminating the need for fingersticks.ii FreeStyle Libre has changed the lives of more than 1.5 million people across 46 countries,iii and has secured partial or full reimbursement in 33 countries, including France, Ireland, Japan, the United Kingdom, and the U.S.

Abbott’s FreeStyle LibreLinkiv app enables users to capture and view their real-time glucose levels, their eight-hour glucose history, and how their glucose is currently changing on their smartphone. LibreViewv is a secure cloud-based diabetes management system that gives people with diabetes and healthcare professionals clear, easy-to-understand reports from the FreeStyle Libre system. LibreLinkUpvi is an app that enables caregivers of people living with diabetes to remotely monitor their loved ones’ glucose readings. For more information, please visit www.freestylelibre.us.

About Abbott

Abbott is a global healthcare leader that helps people live more fully at all stages of life. Our portfolio of life-changing technologies spans the spectrum of healthcare, with leading businesses and products in diagnostics, medical devices, nutritionals and branded generic medicines. Our 103,000 colleagues serve people in more than 160 countries.

Connect with us at www.abbott.com, on LinkedIn at www.linkedin.com/company/abbott-/, on Facebook at www.facebook.com/Abbott and on Twitter @AbbottNews and @AbbottGlobal.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide

[i]

Data on file, Abbott Diabetes Care. Data based on the number of users worldwide for the FreeStyle Libre system compared to the number of users for other leading personal use, sensor-based glucose monitoring systems.

ii

A finger prick test using a blood glucose meter is required during times of rapidly changing glucose levels when interstitial fluid glucose levels may not accurately reflect blood levels or if hypoglycaemia is reported by the system or when symptoms do not match the systems readings.

iii	Data on file, Abbott Diabetes Care.
iv	The FreeStyle LibreLink app is compatible with NFC enabled phones running Android OS 5.0 or higher and with iPhone 7 and higher running OS 11 and higher.
[v]	LibreView is developed and distributed by Newyu, Inc.
vi	LibreLinkUp is a mobile application, developed and provided by Newyu, Inc. Use of LibreLinkUp requires registration with LibreView, a service provided by Abbott and Newyu, Inc innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contact	Abbott Media Relations Contacts
Anna Robinson	Molly Cornbleet
Tel.: +33 (0)1 53 77 46 46	Tel.: +1 (847) 420-9540
anna.robinson@sanofi.com	molly.cornbleet@abbott.com

Jessica Sachariason
Tel.: +1 (510) 388-3013
jessica.sachariason@abbott.com

Sanofi Investor Relations Contact	Abbott Financial
George Grofik	Mike Comilla
Tel.: +33 (0)1 53 77 45 45	Tel.: +1 (224) 668-1872
ir@sanofi.com	Michael.comilla@abbott.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2018. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.